UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
             FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D

                        Under the Securities Act of 1934


                               INCUBATE THIS! INC.
                             (Exact name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   452938 10 3
                                 (CUSIP Number)

                           Coniglione Consulting Group
                                64 Bahnhostrasse
                                     CH-8001
                               Zurich, Switzerland

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   10/10/2000
             (Date of Event which Requires Filing of the Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
________ .



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(1) Names of Reporting Persons.  S.S. or I.R.S.  Identification  Number of Above
Persons

Coniglione Consulting Group

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(2) Check the  Appropriate Box if a Member  (a)______________________
of a Group (See Instructions)               (b)______________________

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(3) SEC Use Only


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(4) Source of Funds (See Instructions)

Coniglione Consulting Group 00


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(5) Check if Disclosure of Legal  Proceedings is Required Pursuant to Items
2(d) or 2(e)


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(6) Citizenship of Place of Organization:


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Number of Shares        (7) Sole Voting Power           318,000 shares
Beneficially  Owned
by Each Reporting
Person With             (8) Shared Voting Power         0 shares

                        (9) Sole Dispositive Power      318,000 shares

                        (10) Shared Dispositive Power   0 shares


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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     318,000 shares


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(12) Check if the Aggregate Amount in Row

     (11) Excludes Certain Shares

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(13) Percent of Class Represented by Amount in Row

     (11)
     5.61%

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



(14) Type of Reporting Person (See Instructions)

     CO

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Item 1. Security and Issuer

Class of equity securities to which this statement relates:       Common Stock

Name and Address of Principal  Executive  Offices of Issuer of  Securities:

                                                        Incubate This! Inc.
                                                        265 Sunrise Avenue
                                                        Suite 204
                                                        Palm Beach, FL 33480

Item 2. Identity and Background

Coniglione Consulting Group
64 Bahnhostrasse
CH-80011
Zurich, Switzerland

Item 3. Sources and Amount of Funds or Other Consideration

     On October 10, 2000, of the securities that are subject to this report, 200,000 were transferred to Coniglione Consulting Group by Mr. Perlstein in consideration of extending the terms of a promissory note. Prior to this acquisition, in July 2000 Coniglione Consulting Group purchased 90,000 shares at $4.00 per share via the Company's Rule 506 offering, and in June 2000 Coniglione Consulting Group 28,000 shares were issued for conversion of a note.

Item 4. Purpose of Transaction

     Description of any plans or proposals which the reporting persons may have which relate to or would result in:

     a. The acquisition by any person of additional securities o the issuer, or the disposition of securities of issuer: N/A

     b. An extraordinary corporate transaction, such as a merger reorganization or liquidation, involving the issuer or any of its subsidiaries: N/A

     c. A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries: N/A

     d. Any change in the present board of directors or management of the issuer, including any plans and proposals to change the number or term of directors or to file any existing vacanies on the board: N/A

     e. Any material change in the present capitalization or dividend policy of the issuer: N/A

     f. Any other material change in the issuer's business or corporate structure: N/A

     g. Changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any persons: N/A

     h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:
N/A

     i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act: N/A

or

     k. Any action similar to any of those enumerated above. N/A


Item 5. Interest in Securities of Issuer

     318,000 shares of Common Stock representing 5.61% of the issued and outstanding on the date of issue over all of which Coniglione Consulting Group holds sole voting and sole dispositive power.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer

     N/A

Item 7. Material to Be Filed as Exhibits

     N/A

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ G. Goniglione 12/5/00
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Coniglione Consulting Group